December 8, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda McManus

Re:	Edgen Murray Limited
Registration Statement on Form S-1 (File No. 333-153655)
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, on behalf of Edgen Murray Limited (the “Registrant”), hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form S-1 (File No. 333-153655), which was originally filed with the Commission on September 24, 2008, and all amendments and exhibits thereto (collectively, the “Registration Statement”).

The Registrant requests withdrawal of the Registration Statement because it has determined not to proceed with the public offering contemplated by the Registration Statement due to current market conditions for initial public offerings. The Registrant did not print or distribute any preliminary prospectuses, or actively offer for sale or sell any securities under the Registration Statement. In accordance with Rule 477(c) under the Securities Act, the Registrant advises that it may undertake a subsequent private offering of securities in reliance upon Rule 155(c) under the Securities Act. On behalf of the Registrant, we hereby further request that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information or documentation, please do not hesitate to contact me at 215-994-2757.

United States Securities and Exchange Commission December 8, 2009 Page 2

Sincerely,

/s/ Eric S. Siegel
Eric S. Siegel

cc:	Chanda DeLong (Securities and Exchange Commission)

Heather Clark (Securities and Exchange Commission)

Linda Cvrkel (Securities and Exchange Commission)

Max A. Webb (Securities and Exchange Commission)

Daniel J. O’Leary (Edgen Murray Limited)

David L. Laxton, III (Edgen Murray Limited)